Exhibit 99.3

CAPITALIZATION

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of June 30, 2013 on:

•	an actual basis; and

•	an as adjusted basis giving effect to (i) debt repayments of $37.4 million, (ii) the prepayment of $9.1 million on the termination of one of our credit facilities with an outstanding balance of $26.8 million at June 30, 2013, (iii) the drawdown of $18.0 million under a new term bank loan, (iv) payments of $15.7 million to shipyards for new-buildings, (v) the payment of $0.9 million preference dividends, (vi) the payment of $2.8 million dividend to holders of common shares, (vii) the issuance of 481,804 common shares for net proceeds of $2.3 million under our distribution agency agreement.

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalization or special dividends between June 30, 2013 and September 18, 2013.

This table should be read in conjunction with our consolidated financial statements and the notes thereto, and “Item 5. Operating and Financial Review and Prospects”, included in our Annual Report on Form 20-F for the year ended December 31, 2012 and in this Report on Form 6-K.

	As of June 30, 2013
In thousands of U.S. Dollars	Actual	Adjusted
Cash
Cash and cash equivalents	$141,119	$95,533
Restricted cash	5,790	5,790

Total cash	$146,909	$101,323

Capitalization
Debt:
Long-term secured debt obligations (including current portion)	$1,438,651	$1,410,145

Stockholders equity:
Preferred shares, $1.00 par value; 15,000,000 shares authorized (including 2,300,000 Series B Preferred Shares) and 2,000,000 Series B Preferred Shares issued and outstanding on an actual and on an as adjusted basis	2,000	2,000
Common shares, $1.00 par value; 85,000,000 shares authorized and 56,443,237 shares issued and outstanding on an actual basis; 56,925,041 shares issued and outstanding on an as adjusted basis	56,443	56,925
Additional paid-in capital	450,642	452,455
Accumulated other comprehensive loss	(9,639)	(9,639)
Retained earnings	472,279	471,376
Non-controlling interest	1,600	1,600

Total stockholders’ equity	973,325	974,717

Total capitalization	$2,411,976	$2,384,862

DISTRIBUTION AGENCY AGREEMENT SALES

On August 8, 2013, we entered into a distribution agency agreement with Jefferies LLC for the offer and sale of up to 4,000,000 of our common shares, par value $1.00 per share, from time to time in an at-the-market sales program. As of September 18, 2013, we had sold 481,804 of our common shares under this agreement for gross proceeds of $2.4 million. Jefferies LLC received a 2.5% commission for such sales.